ADDENTAX GROUP CORP.
70, Av Allal Ben Abdellah
Fes, Morocco, 30000

September 24, 2015

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: William Mastrianna, Attorney-Advisor

Re:  Addentax Group Corp.
    Amendment No. 1 to the Registration Statement on Form S-1
    Filed September 16, 2015
    File No. 333-206097

Dear Mr. Mastrianna:

In connection with the above-referenced amendment to our registration statement on Form S-1, we request the acceleration of the effective date of that registration statement as of September 28, 2015, at 12:00 p.m. Eastern Daylight Time.  We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, your time, attention, and cooperation regarding this matter is appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Addentax Group Corp,
a Nevada corporation

/s/ Otmane Tajmouati
By: Otmane Tajmouati
Its: President